SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

UnitedGlobalCom, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

913247 50 8

(CUSIP Number)

Michelle L. Keist

UnitedGlobalCom, Inc.

4643 S. Ulster Street, Suite 1300

Denver, CO 80237

(303) 770-4001

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 5, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Albert M. Carollo, Sr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO,PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 370,000(1) 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 370,000(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,000(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)	Includes 140,000 shares of Class A Stock Mr. Carollo would acquire upon exercise of presently exercisable stock options.

(2)	Adjusted for the exercise of options and conversion of Class B Stock and Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Carollo Company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Albert & Carolyn Company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON OO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James R. Carollo Living Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON OO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John B. Carollo Living Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON OO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael T. Fries

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 2,414,182(1) 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 2,414,182(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,414,182(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)	Includes 2,400,000 shares of Class A Stock Mr. Fries would acquire upon exercise of presently exercisable stock options.

(2)	Adjusted for the exercise of options and conversion of Class B Stock and Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Fries Family Partnership LLLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Curtis Rochelle

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO,PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 524,000(1) 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 524,000(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,000(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)	Includes 140,000 shares of Class A Stock Mr. Rochelle would acquire upon exercise of presently exercisable stock options and 150,000 shares of Class A Stock all owned by the Rochelle Limited Partnership of which the Curtis Rochelle Trust is the general partner. Mr. Rochelle is the trustee of said general partner. Also includes 4,000 shares of Class A Stock owned by a corporation of which Mr. Rochelle is a director and greater than 10% beneficial owner.

(2)	Adjusted for the exercise of options and conversion of Class B Stock and Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rochelle Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 150,000 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 150,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(1)

14.	TYPE OF REPORTING PERSON PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)	Adjusted for conversion of Class B Stock and Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marian Rochelle

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 146,134(1) 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 146,134(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,134(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)	Includes 142,134 shares of Class A Stock owned by the Rochelle Investments Limited Partnership of which the Marian H. Rochelle Revocable Trust is the general partner and Ms. Rochelle is the trustee of such trust. Also includes 4,000 shares of Class A Stock owned by a corporation of which Ms. Rochelle is a director and greater than 10% beneficial owner.

(2)	Adjusted for conversion of Class B Stock and Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rochelle Investment Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 142,134 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 142,134

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,134

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(1)

14.	TYPE OF REPORTING PERSON OO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)	Adjusted for conversion of Class B Stock and Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jim Rochelle

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kathleen Jaure

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) April Brimmer Kunz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 67,200(1) 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 67,200(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,200(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)	Includes 4,000 shares of Class B Stock owned by a corporation of which Ms. Kunz is a director and greater than 10% beneficial owner.

(2)	Adjusted for conversion of Class B Stock and Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gene W. Schneider

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 4,877,099(1) 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 4,877,099(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,877,099(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)	Includes 4,668,809 shares of Class A Stock Mr. Schneider would acquire upon exercise of presently exercisable stock options, which includes 2,900,702 shares of Class A Stock Mr. Schneider would acquire upon exercise of presently exercisable stock options for Class B Stock and the subsequent conversion of the 2,900,702 shares of Class B Stock so acquired.

(2)	Adjusted for the exercise of options and conversion of Class B Stock and Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) G. Schneider Holdings LLLP (formerly known as G. Schneider Holdings, Co.)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark L. Schneider

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 1,234,686(1) 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 1,234,686(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,234,686(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)	Includes 1,000,000 shares of Class A Stock Mr. Schneider would acquire upon exercise of presently exercisable stock options.

(2)	Adjusted for the exercise of options and conversion of Class B Stock and Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The GWS Trust (successor in interest to The Gene W. Schneider Family Trust)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON OO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The MLS Family Partnership LLLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colordo

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tina M. Wildes

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO,PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 803,087(1) 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 803,087(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,087(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)	Includes 729,404 shares of Class A Stock Ms. Wildes would acquire upon exercise of presently exercisable stock options. Also includes 26,000 shares of Class A Stock owned by her spouse and 74,000 shares that her spouse would acquire upon exercise of options.

(2)	Adjusted for the exercise of options and conversion of Class B Stock and Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

Item 3. Source And Amount Of Funds Or Other Consideration.

Item 3 is amended by adding the following new paragraphs:

On October 8, 2003, Gene W. Schneider exercised employee stock options for 48,120 shares of Class A common stock at an exercise price of $4.5719 per share. Mr. Schneider used personal funds to acquire his shares.

Item 4. Purpose of Transaction.

Item 4 is amended and restated to read as follows:

The Reporting Persons initially acquired the shares of the Issuer for investment purposes. As described below, the Reporting Persons have now sold their Class B Stock (other than shares of Class B Stock issuable upon exercise of options) to Liberty Media Corporation (“Liberty”).

On August 18, 2003, Liberty and Gene W. Schneider, The Gene W. Schneider Family Trust (subsequently assigned to The GWS Trust), G. Schneider Holdings, LLP, Carollo Company, Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, Kathleen Jaure, April Brimmer Kunz, Rochelle Limited Partnership, Jim Rochelle, Rochelle Investment Limited Partnership and Tina M. Wildes (the “Selling Stockholders”) executed a Share Exchange Agreement. Pursuant to the Share Exchange Agreement, as amended on December 22, 2003, the Selling Stockholders on January 5, 2003 exchanged an aggregate of 8,198,016 shares of Class B Stock (constituting all of the outstanding shares of Class B Stock) for an aggregate of 12,576,968 shares of Liberty Series A common stock and $12,857,099.23 in cash (the “Exchange”).

Incident to the Exchange, Albert M. Carollo, Sr. and Curtis W. Rochelle and Tina M. Wildes resigned from the Issuer’s board of directors and Paul A. Gould was appointed to the board. Gene W. Schneider resigned as the Issuer’s Chief Executive Officer but remained as Chairman of the Board. Michael T. Fries, then President, Chief Operating Officer and a director of the Issuer, was also appointed Chief Executive Officer of the Issuer. He also retained the title of President and became a member of a newly established Executive Committee of the board consisting of Messrs. Fries, Robert R. Bennett and John C. Malone.

Upon the closing of the Exchange, the Standstill Agreement, dated January 30, 2002, among the Issuer, Liberty and certain of Liberty’s subsidiaries terminated, except for provisions of that agreement granting Liberty preemptive rights to acquire shares of the Issuer’s Class A common stock. The maturity of loans by Liberty to the Issuer and its subsidiaries in the aggregate amount of $102.7 million were extended, on the current terms of the loans, from January 2004 until January 2009. Each of the following agreements terminated to the extent provided in an Acknowledgment and Termination Agreement dated January 5, 2004 among Liberty, the Selling Stockholders and certain founding stockholders of the Issuer: the Stockholders Agreement dated January 30, 2002 among Liberty, certain of its subsidiaries, the Selling Stockholders and the Issuer; the Voting Agreement dated January 30, 2002 relating to the Issuer; the Founders Agreement (New United) dated January 30, 2002 relating to the Issuer; and the Registration Rights Agreement dated as of January 30, 2002 among Liberty, certain of its subsidiaries and the Issuer. Accordingly, a Rule 13d-5 “group” no longer exists among the Reporting Persons.

Incident to the closing of the Exchange, Gene W. Schneider entered into a five-year employment agreement with the Issuer. Each of Michael T. Fries, Mark L. Schneider, Ellen P. Spangler and Tina M. Wildes entered into a Noncompetition and Nonsolicitation Agreement with Liberty prohibiting each of them, while employed by the Issuer or any of its subsidiaries and for twenty-four months thereafter but for no more than five years from the closing of the Exchange, from competing with or soliciting any suppliers, customers or employees of Liberty. Liberty issued shares of Liberty Series A common stock to Messrs. Fries and Mark L. Schneider and Mses. Spangler and Wildes in return for them entering into such Noncompetition and Nonsolicitation Agreements. The Selling Stockholders, Messrs. Fries and Mark Schneider and Mses. Spangler and Wildes also entered into a Registration Rights Agreement with Liberty pursuant to which Liberty agreed to use its commercially reasonable efforts to file a “shelf” registration statement permitting the resale of the Liberty Series A common stock issued under the Share Exchange Agreement and the Noncompetition and Nonsolicitation Agreements.

Other than as described herein, each of the Reporting Persons does not otherwise have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer;

(vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is amended and restated to read as follows:

(a) Each of the Reporting Persons beneficially owns (assuming conversion of Class B Stock for Class A Stock and the exercise of options for Class A Stock) the number and percentage of Class A Stock indicated below:

Albert M. Carollo: 370,000 shares, which represents less than 1%

Carollo Company: 0 shares

Albert & Carolyn Company: 0 shares

James R. Carollo Living Trust: 0 shares

John B. Carollo Living Trust: 0 shares

Michael T. Fries: 2,414,182 shares, which represents less than 1%

The Fries Family Partnership: 0 shares

Curtis Rochelle: 524,000 shares, which represents 1%; includes 150,000 owned by Rochelle Limited Partnership and 4,000 shares owned by K & R Enterprises, a corporation.

Rochelle Limited Partnership: 150,000 shares, which represents less than 1%

Marian Rochelle: 146,134 shares, which represents less than 1%; includes 142,134 owned by Rochelle Investment Limited Partnership and 4,000 shares owned by K & R Enterprises, a corporation.

Rochelle Investment Limited Partnership: 142,134 shares, which represents less than 1%

Jim Rochelle: 0 shares

Kathleen Jaure: 0 shares

April Brimmer Kunz: 67,200 shares which represents less than 1%; includes 4,000 shares owned by K & R Enterprises, a corporation

Gene W. Schneider: 4,877,099 shares, which represents less than 1%

G. Schneider Holdings, LLLP: 0 shares

The GWS Trust: 0 shares

Mark L. Schneider: 1,234,686 shares, which represents less than 1%

The MLS Family Partnership LLLP: 0 shares

Tina M. Wildes: 803,087 shares, which represents less than 1%; includes 100,000 owned by her spouse

As a result of the voting provisions of the Founders Agreement, the Reporting Persons may have been deemed to be part of a “group” for purposes of Rule 13d-5(b) and each member of such “group” may have been deemed to beneficially own shares of the Issuer’s common stock held by the other members of such “group.” Upon consummation of the Exchange, the Founders Agreement terminated.

Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. With the termination of the Founders Agreement and the other agreements described in Item 4, holders of Class A Stock, Class B Stock and Class C Stock will now vote as a single class on the election of the Issuer’s directors. Also, upon the closing of the Exchange, all outstanding but unvested stock options of the Issuer became fully vested.

Pursuant to Rule 13d-4, except as otherwise disclosed in the cover pages hereto, each of the Reporting Persons hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Act of the shares of Class A Stock and Class B Stock held by any other Reporting Person or their transferees. In addition, Ms. A. Kunz, Mr. C. Rochelle, and Ms. M. Rochelle each disclaim beneficial ownership of the shares of Class A Stock held by K & R Enterprises. Also, Ms. Wildes disclaims beneficial ownership of the shares of Class A Stock held by her spouse.

The Issuer entered into a new Standstill Agreement with Liberty, which is also more fully described in Item 6 below.

Item 5(e) is amended and restated as follows:

The Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s common stock on January 5, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated to read as follows:

Share Exchange Agreement. On August 18, 2003, Liberty and the Selling Stockholders executed the Share Exchange Agreement. Pursuant to the Share Exchange Agreement, Liberty will acquire 8,198,016 shares of Issuer’s Class B Stock. As of December 22, 2003, Liberty and the Selling Shareholders executed an amendment to the Share Exchange Agreement extending the closing date to January 5, 2004 and no later than January 31, 2004.

Founders Agreement. On January 30, 2002, the Reporting Persons entered into a Founders Agreement that established certain obligations among themselves as holders of the Issuer’s securities. Pursuant to the terms of the Founders Agreement, the Reporting Persons agreed that Albert M. Carollo, Sr., Curtis Rochelle, Gene W. Schneider and Mark L. Schneider may nominate themselves as a nominee for the Issuer’s Board of Directors as long as such persons (including permitted transferees) own at least 30% of the Class B Stock that they owned on January 30, 2002. The Founders Agreement terminated in its entirety upon the closing of the Share Exchange Agreement. Accordingly, a Rule 13d-5 “group” no longer exists among the Reporting Persons.

Stockholders Agreement. On January 30, 2002, the Issuer, Liberty and the Reporting Persons entered into a Stockholders Agreement. The Stockholders Agreement terminated upon the closing of the Share Exchange Agreement.

Voting Agreement. The Reporting Persons and the Issuer are parties to a Voting Agreement that would have become effective upon certain events. The Voting Agreement terminated before it became effective as a result of the closing of the Share Exchange Agreement.

New Standstill Agreement. Upon the closing of the Exchange, the Standstill Agreement, dated January 30, 2002, among the Issuer, Liberty and certain of Liberty’s subsidiaries terminated, except for provisions of that agreement granting Liberty preemptive rights to acquire shares of the Issuer’s Class A Stock. Liberty entered into a new standstill agreement with the Issuer that generally limits Liberty’s ownership of the Issuer’s common stock to 90% or less, unless Liberty makes an offer or effects another transaction to acquire all of the Issuer’s common stock.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to add the following new paragraph:

7(i)

Amendment to Share Exchange Agreement, dated as of December 22, 2003, is incorporated by reference from the Registration Statement on Form S-3 filed by Liberty with the Securities and Exchange Commission on December 24, 2003.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the following persons certify that the information set forth in this statement is true, complete and correct.

January 6, 2004

GENE W. SCHNEIDER G. SCHNEIDER HOLDINGS LLLP THE MLS FAMILY PARTNERSHIP LLLP By: The Nicole Schneider Trust		ALBERT M. CAROLLO, SR. CAROLLO COMPANY ALBERT & CAROLYN COMPANY JAMES R. CAROLLO LIVING TRUST JOHN B. CAROLLO LIVING TRUST

By:	/s/ Gene W. Schneider	By:	/s/ Albert M. Carollo

	Gene W. Schneider, individually and as Attorney-in-Fact		Albert M. Carollo, individually and as Attorney-in-Fact

MARK L. SCHNEIDER		MICHAEL T. FRIES THE FRIES FAMILY PARTNERSHIP LLLP By: The Amber L. Fries Trust
By:	/s/ Mark L. Schneider

	Mark L. Schneider	By:	/s/ Michael T. Fries

CURTIS ROCHELLE			Michael T. Fries, individually and as Attorney-in-Fact
ROCHELLE LIMITED PARTNERSHIP
By: Curtis Rochelle Trust		THE GWS TRUST (as successor in interest to The Gene W. Schneider Family Trust)
MARIAN ROCHELLE		TINA M. WILDES
ROCHELLE INVESTMENT LIMITED PARTNERSHIP
	By: Marian H. Rochelle Revocable Trust	By:	/s/ Tina M. Wildes

JIM ROCHELLE			Tina M. Wildes, individually and as Attorney-in-Fact
APRIL BRIMMER KUNZ
KATHLEEN JAURE

By:	/s/ Curtis Rochelle

Curtis Rochelle, individually and as Attorney-in-Fact